

Mail Stop 3561

November 22, 2016

Terrance M. Paradie
Chief Financial Officer
TransDigm Group Incorporated

1301 East 9th Street, Suite 3000
Cleveland, OH 44114

> **Re:** **TransDigm Group Incorporated**
> **Registration Statement on Form S-4**
> **Filed November 15, 2016**
> **File No. 333-214623**

Dear Mr. Paradie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not disclosed in this registration statement the information required by paragraphs (a)(5) or (a)(7) of Item 19 of Form S-4. However, we note that you are incorporating by reference into this registration statement your Annual Report on Form 10-K for the fiscal year ended September 30, 2016. We also note, however, that certain portions of your Definitive Proxy Statement for your 2017 Annual Meeting of Stockholders are to be incorporated by reference into such Annual Report. Please confirm your understanding that you must file your Definitive Proxy Statement for your

2017 Annual Meeting of Stockholders or amend your Annual Report to include the information required by Part III of Form 10-K prior to requesting acceleration of the effectiveness of this registration statement. Please note that we will not be in position to declare this registration statement effective until such time as it contains or properly incorporates by reference the information required by Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: John T. Owen
        Jones Day